UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024
Commission File Number: 001-36898

COLLIERS INTERNATIONAL GROUP INC.
(Translation of registrant's name into English)

1140 Bay Street, Suite 4000
Toronto, Ontario, Canada
M5S 2B4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Exhibit 99.1 of this Form 6-K shall be incorporated by reference as an exhibit to the registrant’s registration statement on Form F-10 (File No. 333-277184).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLIERS INTERNATIONAL GROUP INC.

Date: May 2, 2024	/s/ Christian Mayer
Name: Christian Mayer
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release dated May 2, 2024 announcing financial results for the first quarter ended March 31, 2024.
99.2	Supplemental slide presentation dated May 2, 2024.